PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
MARIETTA, OHIO
FINANCIAL STATEMENTS
December 31, 1995



CONSENT OF INDEPENDENT AUDITORS


To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


          We consent to incorporation by reference of our report dated February 16, 1996 relating to the statement of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits with fund information for the year then ended, which appears in Peoples Bancorp Inc.'s Form 11K for 1995.


                         /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
                         Harman, Thompson, Mallory & Ice, A.C.
                         Certified Public Accountants


Parkersburg, West Virginia
April 1, 1996




PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
MARIETTA, OHIO
FINANCIAL STATEMENTS


TABLE OF CONTENTS

                                              STATEMENT            PAGE

Independent Accountants' Report                                      1

Statements of Net Assets Available for
  Benefits With Fund Information
  at December 31, 1995 and 1994                  I                 2-3

Statements of Changes in Net Assets
  Available for Benefits With Fund
  Information for the Years Ended
  December 31, 1995 and 1994                    II                 4-5

Notes to Financial Statements                                     6-11


SUPPLEMENTARY INFORMATION:
Form 5500 - Schedule G                                           13-16




INDEPENDENT ACCOUNTANTS' REPORT

To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


          We have audited the accompanying statement of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1994 were audited by other auditors whose report dated March 29, 1995 expressed an unqualified opinion on those statements.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements.   An audit also includes assessing the accounting
principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1995 and the changes in net assets available for benefits with fund information for the year then ended in conformity with generally accepted accounting principles.

          Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
                               Harman, Thompson, Mallory & Ice, A.C.


Parkersburg, West Virginia
February 16, 1996





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995


                                                                           DECEMBER 31, 1995
                           ----------------------------------------------------------------------------------------------
                                                                          PARTICIPANT DIRECTED
                           ----------------------------------------------------------------------------------------------

                                                PEOPLES        PEOPLES        PEOPLES
                                   PEOPLES   CERTIFICATES    BANCORP INC.    SPECIAL                 VANGUARD
                                    STOCK     OF DEPOSIT     COMMON STOCK     STOCK       ACORN       500
                                   FUND EB       FUND            FUND         FUND        FUND        FUND       OTHER      TOTAL
                                   --------    ---------      ----------    ---------    --------   ---------  --------   ---------
ASSETS
Money Market Funds
  Fidelity U.S. Treasury Income
    Portfolio Fund                  $7,400       $5,700        $9,400        $4,700       $5,100      $2,300     $4,500    $39,100
Investments, at Fair Value
  Peoples Certificates of Deposit               342,804                                                                    342,804
  Shares of Common/Collective Trusts:
    Peoples Stock Fund EB          655,079                                                                                 655,079
    Peoples Special Stock Fund EB                                           212,604                                        212,604
  Shares of Registered
    Investment Companies:
      Acorn Fund                                                                          37,527                            37,527
      Vanguard 500 Fund                                                                               50,278                50,278
  Peoples Bancorp Inc. Common Stock                         2,705,724                                                    2,705,724
  Participant Loans Receivable                                                                                   92,775     92,775
                                   --------    --------    ----------      --------     -------     -------    -------  ----------
      Total investments            $662,479    $348,504    $2,715,124      $217,304     $42,627     $52,578    $97,275  $4,135,891
                                   --------    --------    ----------      --------     -------     -------    -------  ----------

Cash, Non-Interest Bearing              $61         $49           $53            $3         $73         $17    $18,080     $18,336
                                   --------    --------    ----------      --------     -------     -------    -------  ----------
Receivables:
  Employer's Contribution              $539        $291        $1,935          $266        $157        $151    $(2,760)       $579
  Participants' Contribution          5,629       1,356         9,245         1,644         847         728    (19,449)          0
  Interest and Dividends             11,213       2,954        19,535         1,894          54          66       (164)     35,552
                                   --------    --------    ----------       --------     -------    -------    -------  ----------
      TOTAL RECEIVABLES             $17,381      $4,601       $30,715        $3,804      $1,058        $945   $(22,373)    $36,131
                                   --------    --------    ----------       --------     -------    -------   --------  ----------
TOTAL ASSETS                       $679,921    $353,154    $2,745,892      $221,111     $43,758     $53,540    $92,982  $4,190,358

LIABILITIES
  Excess Contribution Payable        $4,090           0        $5,968          $589        $834        $834          0     $12,315
                                   --------    --------    ----------       --------     -------    -------   --------  ----------

TOTAL LIABILITIES                    $4,090           0        $5,968          $589        $834        $834          0     $12,315
                                   --------    --------    ----------       --------     -------    -------   --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS  $675,831    $353,154    $2,379,924      $220,522     $42,924     $52,706    $92,982  $4,178,043
                                   ========    ========    ==========      ========     =======     =======   ========  ==========


The accompanying notes are an integral part of these financial statements.




PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994

                                                                              DECEMBER 31, 1994
                                  ------------------------------------------------------------------------------------------
                                                                              PARTICIPANT DIRECTED
                                  ------------------------------------------------------------------------------------------

                                                    PEOPLES        PEOPLES       PEOPLES
                                       PEOPLES    CERTIFICATES   BANCORP INC.    SPECIAL              VANGUARD
                                        STOCK      OF DEPOSIT    COMMON STOCK     STOCK      ACORN       500
                                       FUND EB        FUND           FUND        FUND EB      FUND      FUND     OTHER    TOTAL
                                     -----------  ------------  -------------   ---------   --------  --------  -------  -------

ASSETS
Money Market Funds
  Fidelity U.S. Treasury Income
     Portfolio Fund                    $7,700      $7,700        $15,000       $5,000                            $600     $36,000
Investments, at Fair Value
  Peoples Certificates of Deposit                 343,704                                                                 343,704
  Shares of Common/Collective Trusts:
    Peoples Stock Fund EB             532,703                                                                             532,703
    Peoples Special Stock Fund EB                                             107,796                                     107,796
  Peoples Bancorp Inc. Common Stock                            2,364,552                                                2,364,552
  Participant Loans Receivable                                                                                 36,582      36,582
                                     --------    --------     ----------    ----------    -------    -------  -------  -----------
      TOTAL INVESTMENTS              $540,403    $351,404     $2,379,552     $112,796      $0        $0       $37,182  $3,421,337
                                     --------    --------     ----------    ----------    -------    -------  -------  -----------

Cash, Non-Interest Bearing                $73          $0            $53          $19      $0        $0           $30        $175
                                     --------    --------     ----------    ----------    -------    -------  -------  -----------
Receivables:
  Employer's Contribution                $512        $218         $1,711         $319      $0        $0            $0      $2,760
  Participant's Contribution            2,597       1,108          8,682        1,614       0         0          (630)     13,371
  Interest and Dividends                3,505       2,139         14,693          547       0         0             0      20,884
                                     --------    --------      ----------   ----------    -------    -------  -------- -----------
       TOTAL RECEIVABLES               $6,614      $3,465        $25,086       $2,480      $0        $0          $(630)   $37,015
                                     --------    --------      ----------   ----------    --------   ------   -------- -----------

TOTAL ASSETS                         $547,090    $354,869     $2,404,691     $115,295      $0        $0        $36,582 $3,458,527
                                     --------    --------     ----------    ----------    --------   -------  -------- -----------
LIABILITIES
  Excess Contribution Payable          $4,407        $175         $5,125         $351      $0        $0             $0    $10,058
                                     --------    --------     ----------    ----------    --------   -------  --------  ----------

TOTAL LIABILITIES                      $4,407        $175         $5,125         $351      $0        $0             $0    $10,058
                                     --------    --------     ----------    ----------    --------   -------  --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS    $542,683    $354,694     $2,399,566     $114,944      $0        $0        $36,582 $3,488,469
                                     ========    ========     ==========    ==========    ========   =======  ======== ===========



The accompanying notes are an integral part of these financial statements.






PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995



                                                                                  DECEMBER 31, 1995
                                     --------------------------------------------------------------------------------------------
                                                                                PARTICIPANT DIRECTED
                                     --------------------------------------------------------------------------------------------

                                                   PEOPLES      PEOPLES      PEOPLES
                                      PEOPLES    CERTIFICATES BANCORP INC.   SPECIAL                  VANGUARD
                                       STOCK      OF DEPOSIT  COMMON STOCK    STOCK        ACORN         500
                                      FUND EB        FUND         FUND       FUND EB        FUND        FUND      OTHER      TOTAL
                                     ---------   -----------  ------------   ---------    ----------  ----------  -------   ------
ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value of Investments    $129,017       $0        $205,902      $23,037       $(2,373)   $(4,110)      $0      $3,473
    Interest                               377   22,958             949          346           161        201    7,180      32,172
    Dividends                           22,320        0          68,970        4,493         2,815      4,158        0     102,756
                                     ---------  --------    -----------      -------       --------   --------  -------  ---------
         TOTAL INVESTMENT INCOME      $151,714  $22,958        $275,821      $27,876          $603       $249   $7,180    $486,401
                                     ---------  --------    -----------      -------       --------   --------  -------  ---------
Contributions:
  Participant's                        $71,800  $30,634        $203,744      $26,239        $3,939     $3,508       $0    $359,864
  Employer's                            14,086    7,499          51,523        7,993         1,044      1,022        0      83,167
                                     ---------  -------      ----------      --------      --------   --------  -------  ---------
          TOTAL CONTRIBUTIONS          $85,886  $38,133        $255,267      $54,232        $4,983     $4,530       $0    $443,031
                                     ---------  -------      ----------      --------      --------   --------  -------  ---------

TOTAL ADDITIONS                       $237,600  $61,091        $531,088      $82,108        $5,586     $4,779   $7,180    $929,432
                                     ---------  -------      ----------      --------      --------   --------  -------   --------
DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants        $15,689  $26,106        $148,973       $3,482            $0         $0   $5,608    $199,858
                                     ---------  -------      ----------      --------      --------   -------- -------    --------

TOTAL DEDUCTIONS                       $15,689  $26,106        $148,973       $3,482            $0         $0   $5,608    $199,858
                                     ---------  -------      ----------      -------       --------   -------- -------    --------

Net Increase Prior to
  Interfund Transfers                 $221,911  $34,985        $382,115      $78,626        $5,586     $4,779   $1,572    $729,574
Interfund Transfers                    (88,763) (36,525)        (41,757)      26,952        37,338     47,927   54,828
                                     ---------  -------      ----------       -------      --------   --------  -------   --------
           NET INCREASE (DECREASE)    $133,148  $(1,540)       $340,358     $105,578       $42,924    $52,706  $56,400    $729,574

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                    542,683  354,694       2,399,566      114,944             0          0   36,582   3,448,469
                                     ---------  --------     ----------     ---------      --------   -------  -------  ----------
END OF YEAR                           $675,831 $353,154      $2,739,924     $220,924       $42,924    $52,706  $92,982  $4,178,043
                                     ========= =========     ==========     =========      ========   =======  ======== ==========



The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994




                                                                        DECEMBER 31, 1994
                                     ----------------------------------------------------------------------------------
                                                                         PARTICIPANT DIRECTED
                                     ----------------------------------------------------------------------------------

                                                     PEOPLES       PEOPLES       PEOPLES
                                     PEOPLES      CERTIFICATES   BANCORP INC.    SPECIAL             VANGUARD
                                      STOCK        OF DEPOSIT    COMMON STOCK     STOCK      ACORN      500
                                     FUND EB          FUND           FUND        FUND EB      FUND     FUND     OTHER     TOTAL
                                    -----------    ------------  ------------    --------  --------  -------  ---------  ------

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value of Investments      $(24,337)        $0     $284,806       $(6,022)    $0         $0         $0     $254,447
    Interest                                 258     21,074          595           144      0          0      3,981       26,052
    Dividends                             12,812          0       54,437         2,405      0          0          0       69,654
                                      ----------   ---------   ----------     ---------    ----   --------  ---------  ---------
         TOTAL INVESTMENT INCOME        $(11,267)   $21,074     $339,838       $(3,473)    $0         $0     $3,981     $350,153
                                      ----------   ---------   ----------     ---------    ----   --------  ---------  ---------
Contributions:
  Participants'                          $66,095    $25,478     $192,150       $34,348     $0         $0         $0     $318,071
  Employer's                              15,438      6,985       53,024         7,248      0          0          0       82,695
                                      ----------    -------    ---------     ---------   ------   --------   ---------  --------
         TOTAL CONTRIBUTIONS             $81,533    $32,463     $245,174       $41,596     $0         $0         $0     $400,766
                                      ----------    -------    ---------     ---------   ------   --------   ---------  --------

TOTAL ADDITIONS                          $70,266    $53,537     $585,012       $38,123     $0         $0     $3,981     $750,919
                                      ----------   --------    ---------     ---------   ------   --------   ---------  --------
DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants           $4,573    $18,174      $13,771        $1,328     $0         $0     $2,407      $40,253
                                      ----------   --------     --------     ---------   ------    --------  -------     -------

TOTAL DEDUCTIONS                          $4,573    $18,174      $13,771        $1,328     $0         $0     $2,407      $40,253
                                      ----------   --------     --------     ---------   ------    --------  -------     -------

Net Increase Prior to
   Interfund Transfers                   $65,693    $35,363     $571,241       $36,795     $0          $0     $1,574     $710,666
Interfund Transfers                        7,359    (21,689)       8,531        30,137      0           0    (24,338)           0
                                      ----------   ---------    --------     ----------  ------    --------  --------    --------
           NET INCREASE (DECREASE)       $73,052    $13,764     $579,772       $66,932     $0          $0   $(22,764)    $710,666

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                      469,631    341,020    1,819,794        48,012      0           0      59,346   2,737,803
                                      ----------   --------   ----------     ----------  -------    --------  -------   ---------

END OF YEAR                             $542,683   $354,694   $2,399,566      $114,944     $0          $0     $36,582  $3,448,469
                                      ==========   ========   ==========     ==========  =========  ========  =======  ==========



The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


NOTE 1:   DESCRIPTION OF PLAN

          The following brief description of Peoples Bancorp Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


GENERAL

          The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its Subsidiaries (The Peoples Banking and Trust Company and The First National Bank of Southeastern Ohio). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA.
The Trustee of the Plan is The Peoples Banking and Trust Company.


ELIGIBILITY

          Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter January 1, April 1, July 1, or October 1.


CONTRIBUTIONS

          Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% of after tax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. In addition, Peoples Bancorp Inc. or its Subsidiaries will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. For 1995, the Employer's matching was 50% of the employee's contribution, up to a maximum of 3% of the employee's annual compensation.


PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


VESTING

          Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions, and actual earnings thereon.


INVESTMENT OPTIONS

          Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

              - The Peoples Stock Fund EB is a common stock fund which consists of a diversified portfolio of high-quality common stocks.

              - The Certificate of Deposit Fund is a fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

              - The Peoples Bancorp Stock Fund consists of common shares of Peoples Bancorp Inc. If the participant invests in common shares of the Employer, the participant is entitled to vote proxies representing Employer common shares equal to the number of whole common shares in the participant's account and, when entitled to a distribution, may elect to receive common shares instead of cash.

              - The Peoples Special Stock Fund EB is a common stock fund which consists of a diversified portfolio of small company common stocks and common stock mutual funds.

              - The Acorn Fund is a common stock fund managed by Wanger Asset Management, L.P. which consists of a diversified portfolio of common stocks of small and medium sized companies in the United States and overseas.

              - The Vanguard S&P 500 Index Fund is a common stock fund managed by the Vanguard Group of Investment Companies which consists of a diversified portfolio of common stocks of large companies in the United States.

Participants may change their investment options quarterly.


PARTICIPANT LOANS RECEIVABLE

          Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance.
If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.


PAYMENT OF BENEFITS

          The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution, and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled, or dies.
If the benefit is $3,500 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $3,500, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

          If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.




NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared using the accrual method of accounting.


ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


INVESTMENT VALUATION AND INCOME RECOGNITION

          Shares of the common/collective trusts, Peoples Stock Fund EB, and Peoples Special Stock Fund EB, are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

          Shares of the registered investment companies, Acorn Fund and Vanguard 500 Fund, are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

          Investment in Peoples Bancorp Inc. common stock is carried at quoted market prices.

          The investment in The Peoples Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

          Dividends and interest received from investments are recorded as earned on an accrual basis.

          The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


PAYMENT OF BENEFITS

          Benefits are recorded when paid.



NOTE 3:   INVESTMENTS

          The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.



                                                                 DECEMBER 31,
                                               -----------------------------------------------
                                                         1995                         1994
                                               ------------------------      ---------------------
                                                    UNITS    FAIR VALUE        UNITS    FAIR VALUE

INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE:
  Fidelity U.S. Treasury Income Portfolio Fund      39,100      $39,100        36,000      $36,000
  Acorn Fund                                     2,759.336       37,527
  Vanguard 500 Fund                                872.879       50,278
* Peoples Bancorp Inc. Common Stock                114,528    2,705,724        98,528    2,364,552
                                                             ----------                 ----------
                                                             $2,832,629                 $2,400,552
                                                             ----------                 ----------

INVESTMENTS AT ESTIMATED FAIR VALUE:
* Peoples Certificates of Deposit                  342,804     $342,804       343,704     $343,704
* Peoples Stock Fund EB                             11,232      655,079        11,341      532,703
* Peoples Special Stock Fund EB                      6,702      212,604         3,986      107,796
  Participants Loans Receivable                     92,775       92,775        36,582       36,582
                                                             ----------                 ----------
                                                             $1,303,262                 $1,020,785
                                                             ----------                 ----------

TOTAL INVESTMENTS                                            $4,135,891                 $3,421,337
                                                             ==========                 ==========




         The Plan was issued 10,366 shares of Peoples Bancorp Inc. common stock on October 25, 1995 for a 10% stock dividend. On April 26, 1994, the Plan received 45,226 shares of Peoples Bancorp Inc. common stock from a 2-for-1 stock split.

         During 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $351,473 as follows:


                                                           1995
                                                       APPRECIATION
                                                      (DEPRECIATION)

CHANGES IN INVESTMENTS REPORTED AT FAIR
VALUE AS DETERMINED BY QUOTED PRICE
  Acorn Fund                                                $(2,373)
  Vanguard 500 Fund                                          (4,110)
  Peoples Bancorp Inc. Common Stock                         205,902
                                                          ---------
                                                           $199,419
                                                          ---------

CHANGES IN INVESTMENTS REPORTED
AT ESTIMATED FAIR VALUE
  Peoples Stock Fund EB                                    $129,017
  Peoples Special Fund EB                                    23,037
                                                          ---------
                                                           $152,054
                                                          ---------

NET CHANGE IN FAIR VALUE                                   $351,473
                                                          =========


NOTE 4:  RELATED PARTY TRANSACTIONS

         Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by The Peoples Banking and Trust Company, a subsidiary of Peoples Bancorp Inc. The Peoples Banking and Trust Company is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.



NOTE 5:  PAYMENT OF EXPENSES

         The Corporation elected to pay all the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.


NOTE 6:  PLAN TERMINATION

         Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 7:  TAX STATUS

         The Internal Revenue Service has determined and informed the Corporation by letter dated July 20, 1987, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



SUPPLEMENTARY INFORMATION

INTERNAL REVENUE SERVICE
FORM 5500 - SCHEDULE G
EMPLOYER IDENTIFICATION NUMBER 31-0987416

NAME OF PLAN SPONSOR AS SHOWN ON LINE 1A OF FORM 5500
Peoples Bancorp Inc.

NAME OF PLAN
Peoples Bancorp Inc. Retirement Savings Plan


PART I
Schedule of Assets Held for Investment Purposes - See Form 5500, Item 27a


     IDENTITY OF
   ISSUE, BORROWER,
      LESSOR, OR               DESCRIPTION                          CURRENT
    SIMILAR PARTY             OF INVESTMENT            COST          VALUE
- ----------------------      -----------------       ----------    ----------
Fidelity U.S. Treasury      Money Market Fund
  Income Portfolio Fund       39,100 shares           $39,100       $39,100

The Peoples Banking and     Certificates of Deposit
  Trust Company               6.65% due 08/27/96       27,000        27,000
                              7.00% due 10/02/96       16,100        16,100
                              7.15% due 11/04/96       11,900        11,900
                              6.75% due 12/12/96       34,700        34,700
                              6.00% due 02/26/97       47,500        47,500
                              6.85% due 05/05/97       20,000        20,000
                              6.85% due 07/18/97       15,900        15,900
                              5.60% due 06/14/98       14,804        14,804
                              5.35% due 10/19/98        1,800         1,800
                              5.60% due 12/14/98       13,000        13,000
                              5.05% due 04/19/99       10,000        10,000
                              6.27% due 05/19/99       23,000        23,000
                              6.10% due 06/29/99       26,000        26,000
                              6.10% due 07/05/99       17,000        17,000
                              5.60% due 07/27/99       15,400        15,400
                              6.10% due 08/31/99       16,700        16,700
                              6.10% due 09/14/99       22,000        22,000

Peoples Stock Fund EB       Common/Collective Trust
                              11,282 shares           462,314       655,079

Peoples Special Stock       Common/Collective Trust
  Fund EB                     6,702 shares            190,658       212,604

Acorn Fund                  Registered Investment
                              Company -
                              2,759.336 shares         39,900        37,527

Vanguard 500 Fund           Registered Investment
                              Company -
                              872.879 shares           50,400        50,278

Peoples Bancorp Inc.        Common Stock -
                              114,528 shares        1,514,627     2,705,724

Loans to Participants       Varied terms through
                              2000 varied interest
                              rates from 8.0%
                              to 11.0%                 92,775        92,775
                                                   ----------    ----------
   Total Investments                               $2,732,578    $4,135,891
                                                   ==========    ==========


PART II
Schedule of Assets Held for Investment Purposes That Were Both Acquired and Disposed of Within the Plan Year - See Form 5500, Item 27a


    IDENTITY OF
 ISSUE, BORROWER,
    LESSOR, OR           DESCRIPTION             COST OF        PROCEEDS OF
   SIMILAR PARTY        OF INVESTMENT          ACQUISITIONS     DISPOSITIONS
- -------------------    ---------------        --------------   --------------
Acorn Fund             Registered Investment
                         Company - 3,485,476
                         shares                     50,400          45,869



PART III
Schedule of Loans or Fixed Income Obligations - See Form 5500, Item 27b

NONE.


PART IV
Schedule of Leases in Default or Classified as Uncollectible - See Form
  5500, Item 27c

NONE.


PART V
Schedule of Reportable Transactions - See Form 5500, Line 27d


                                                                                      EXPENSE                CURRENT VALUE     NET
                                                                                      INCURRED     COST        OF ASSET ON     GAIN
 IDENTITY OF                                       PURCHASE    SELLING      LEASE       WITH        OF        TRANSACTION       OR
PARTY INVOLVED         DESCRIPTION OF ASSET         PRICE       PRICE       RENTAL   TRANSACTION   ASSET         DATE         (LOSS)
- --------------        ------------------------    ----------   --------    --------  ----------- ---------   -------------   -------
Fidelity U.S.         Money Market Fund
  Treasury Income
  Portfolio Fund      Number of Purchases 238     $1,362,700                  $0     $0                      $1,362,700
                      Number of Sales 118                        $1,359,600    0      0          $1,359,600  $1,359,600       $0

Peoples Bancorp Inc.  Common Stock
                      Number of Purchases 13         214,989                   0      0                         214,989
                      Number of Sales 3                              73,116    0      0              43,771      73,116  $29,345




PART VI
Schedule of Nonexempt Transactions - See Form 5500, Item 27e

NONE.


PART VII
Schedule of Nonexempt Transactions - See Form 5500, Item 27f

NONE.